EXHIBIT 12

EOG RESOURCES, INC.
Computation of Ratio of Earnings to Fixed Charges and
Combined Fixed Charges and to Preferred Stock Dividends
(In Thousands)
(Unaudited)

Year Ended December 31		2008	2007	2006	2005	2004

EARNINGS AVAILABLE FOR
FIXED CHARGES:
Net Income		$2,436,919	$1,089,918	$1,299,885	$1,259,576	$624,855
Less:	Capitalized Interest Expense	(42,628)	(29,324)	(19,900)	(14,596)	(9,631)
Add:	Fixed Charges	160,196	96,228	80,050	90,933	83,264
Income Tax Provision		1,309,620	540,950	612,756	705,561	301,157
EARNINGS AVAILABLE		$3,864,107	$1,697,772	$1,972,791	$2,041,474	$999,645

FIXED CHARGES:
Interest Expense		$92,527	$45,628	$43,158	$62,506	$63,128
Capitalized Interest		42,628	29,324	19,900	14,596	9,631
Capitalized Expense Related to Indebtedness		1,759	1,150	1,655	2,381	1,994
Rental Expense Representative of Interest Factor		23,282	20,126	15,337	11,450	8,511
TOTAL FIXED CHARGES		160,196	96,228	80,050	90,933	83,264
Preferred Stock Dividends on a Pre-tax Basis		681	9,970	16,179	11,595	16,142
COMBINED TOTAL FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS		$160,877	$106,198	$96,229	$102,528	$99,406

RATIO OF EARNINGS TO
FIXED CHARGES		24.12	17.64	24.64	22.45	12.01

RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK
DIVIDENDS		24.02	15.99	20.50	19.91	10.06